NEW GOLD HAS CONTINUED EXPLORATION SUCCESS AT THE PEAK MINES

November 15, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on the company's exploration success at the Peak Mines ("Peak"). The company's 2015 exploration efforts have resulted in the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, both located immediately adjacent to current and past-producing ore deposits within Peak's main nine-kilometre long mine corridor. Chronos is a zone of gold-silver-copper-lead-zinc mineralization located directly above the Perseverance ore body which is currently in production and adjacent to the Peak mill. Anjea is a zone of copper-gold-silver-lead-zinc mineralization located adjacent to the historic Great Cobar mine and approximately nine kilometres north of the Peak mill.

PEAK MINES – 2015 EXPLORATION HIGHLIGHTS

Drill Hold ID No.	Mineralized Zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
PV-1451	Chronos Main	174	183	9	8.8	310.24	66.78	0.81	5.93	0.88
PV-1455	Chronos Main	181	189	8	7.7	7.80	75.14	0.50	10.78	4.08
PV-1498	Chronos Main	186	194	8	7.6	143.01	179.76	1.23	23.99	4.44
PV-1451	Chronos East	203	212	9	8.8	0.13	45.74	0.14	4.67	7.21
PV-1458	Chronos East	181	194	13	13.0	0.14	29.54	0.44	7.93	9.09
PV-1484	Chronos East	241	251	10	7.7	0.20	22.19	0.10	6.49	12.75
PV-1462	Chronos West	163	170	7	6.5	0.15	58.37	0.47	13.98	5.56
GC-9	Anjea Copper	733	776	43	28.3	0.20	No sample	2.75	0.00	0.02
GC-14	Anjea Copper	763	776	13	10.1	1.25	23.31	6.30	0.01	0.17
GC-15	Anjea Lead-Zinc	589	600	11	9.0	0.26	48.22	0.23	8.10	15.37
GC-19	Anjea Lead-Zinc	194	202	8	4.3	0.22	125.29	0.27	17.14	22.28

For full drill hole results and additional information related to the location of the Chronos and Anjea zones, refer to the end of this news release.

"We are very pleased to have discovered two new zones of mineralization in such close proximity to our existing infrastructure," stated Mark Petersen, Vice President Exploration. "It is rewarding to see a mine that has already delivered over twenty years of resource replacement continue to demonstrate such strong potential for new discoveries. We look forward to building further on the results at both Chronos and Anjea as well as several newly emerging mineralized prospects between them."

CHRONOS

Thus far, the Chronos zone has been delineated over a vertical height of 280 metres, a strike length of 40 to 50 metres and an average true width that ranges from 10 to 25 metres. The zone intersects the top of the Perseverance deposit at a vertical depth of approximately 850 metres from surface and remains open along strike to the north and south and upward for an additional 450 to 500 metres toward the surface. To date 47 holes have been drilled into Chronos, with 46 of the holes intercepting significant lead-zinc mineralization and visible gold observed in 15 of the holes. Based on the assay results received for 40 holes to date, the Chronos zone appears to be comprised of three sub-parallel vertically-oriented mineralized lenses – Main, East and West. The Main lens includes high-grade gold along with silver, copper, lead and zinc; the East lens, which has the most drill intercepts, and the West lens, which is the least well defined, contain primarily silver, lead and zinc with some localized gold. The results of the 40 holes reported today will be incorporated into the company's 2015 year-end mineral resource estimate. Additional exploration drilling at Chronos is currently ongoing.

ANJEA

The Anjea zone is located approximately 200 metres to the south of the historic Great Cobar mine. Beginning at a depth of less than 100 metres from surface, the Anjea zone has been delineated over dimensions measuring approximately 1,000 metres vertically, 150 to 200 metres along strike and 30 to 80 metres in width. Similar to Chronos, the Anjea zone appears to be made up of a series of sub-parallel vertically-oriented lenses. Two of the lenses host high-grade copper with associated gold mineralization, similar to what was mined historically at Great Cobar. These lenses remain open along strike and approximately 330 metres toward the surface. A third lens, hosting primarily silver, lead and zinc mineralization, is located approximately 40 metres to the west with near surface mineralization that remains open along strike and below a vertical depth of 900 metres. Additional exploration drilling to further define a mineral resource estimate at Anjea is planned for 2016.

New Gold owns all of the surface and mineral rights covering the Chronos and Anjea zones. The company is well positioned to continue its exploration efforts. As the Peak mill is not currently configured to recover lead and zinc, once Chronos and Anjea are more fully delineated, New Gold will evaluate the various processing options available with the objective of generating maximum economic return from these two newly discovered zones of prospective mineralization.

New Gold looks forward to providing a further update on the company's exploration initiatives at Peak, as well as its other properties, as part of its annual Investor Day in early February 2016.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as an interest in the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the exploration and mineralization potential of the Chronos and Anjea zones, the potential and timing with respect to defining mineral resources thereon, the timing of future exploration activities and the disclosure of updates thereon.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Annual Information Form and its Technical Reports filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: changes in national and local government legislation in Australia; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary regulatory approvals, licenses and permits and complying with the permitting requirements in Australia; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary regulatory approvals, licenses, permits and authorizations and complying with permitting requirements; and the factors discussed under "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101. Mr. Petersen verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information. His verification included a review of the applicable assay databases and reviews of the assay certificates. No limitations were imposed on Mr. Petersen's verification process.

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its Peak Gold Mines operation using industry best practices and is consistent with the QA/QC protocols in use at all of the company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved or whole core assayed and shipped in sealed bags to ALS Laboratories in Orange, New South Wales, Australia. Check analyses are completed by SGS Laboratory in West Wyalong, New South Wales, Australia. Additional information regarding the company's quality assurance processes is set out in the March 25, 2013 Peak Gold Mines NI 43-101 Technical Report available at www.sedar.com.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1451		0	144	144	NA	NS	NS	NS	NS	NS
		144	169	25	13.0	0.02	2.94	0.01	0.83	0.61
	Main Lens	169	174	5	4.9	0.72	33.36	0.74	3.61	2.36
		174	**183**	**9**	**8.8**	**310.24**	**66.78**	**0.81**	**5.93**	**0.88**
	Includes	*174*	*175*	*1*	*1.0*	*25.80*	*57.20*	*0.88*	*3.71*	*0.88*
		175	*176*	*1*	*1.0*	*2600.00*	*208.00*	*0.80*	*21.20*	*0.83*
		176	*177*	*1*	*1.0*	*22.00*	*46.10*	*0.92*	*2.52*	*0.19*
		177	*182*	*5*	*4.9*	*4.08*	*51.90*	*0.87*	*4.10*	*0.86*
		182	*183*	*1*	*1.0*	*124.00*	*30.20*	*0.34*	*5.45*	*1.70*
		183	187	4	3.9	0.31	56.50	0.29	8.04	8.29
		187	203	16	15.9	0.01	0.38	0.01	0.07	0.13
	East Lens	**203**	**212**	**9**	**8.8**	**0.13**	**45.74**	**0.14**	**4.67**	**7.21**
	Includes	*203*	*206*	*3*	*2.9*	*0.11*	*42.77*	*0.32*	*6.67*	*13.79*
		206	*212*	*6*	*5.9*	*0.14*	*47.23*	*0.05*	*3.66*	*3.92*
		212	227	15	14.9	0.09	2.41	0.02	0.11	0.18
UD15-PV-1452A		0	162	162	NA	NS	NS	NS	NS	NS
		162	182	20	19.9	0.01	2.37	0.01	0.20	0.17
	West Lens	182	184	2	1.6	0.03	14.50	0.03	2.67	7.64
		184	190	6	4.7	0.01	1.45	0.03	0.30	0.26
		190	**204**	**14**	**11.0**	**0.15**	**37.56**	**0.56**	**5.36**	**3.10**
	Includes	*190*	*194*	*4*	*3.1*	*0.12*	*86.13*	*0.59*	*13.18*	*3.01*
		194	*200*	*6*	*4.7*	*0.22*	*19.47*	*0.89*	*1.67*	*1.06*
		200	*204*	*4*	*3.1*	*0.07*	*16.15*	*0.04*	*3.08*	*6.24*
		204	211	7	7.0	0.01	0.59	0.02	0.11	0.21
	Main Lens	211	214	3	2.4	1.53	37.03	0.68	2.50	1.14
		214	273	59	58.2	0.04	5.01	0.11	0.69	0.79
	East Lens	**273**	**290**	**17**	**13.6**	**0.07**	**25.61**	**0.26**	**17.00**	**10.17**
	Includes	*273*	*279*	*6*	*4.8*	*0.09*	*24.28*	*0.21*	*5.37*	*13.02*
		279	*286*	*7*	*5.6*	*0.03*	*4.09*	*0.08*	*1.06*	*2.26*
		286	*290*	*4*	*3.2*	*0.11*	*65.28*	*0.66*	*7.39*	*19.74*
		290	295	5	5.0	0.01	2.87	0.08	0.26	0.55

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1453		0	140	140	NA	NS	NS	NS	NS	NS
		140	146	6	5.6	0.01	7.96	0.01	0.69	0.38
	West lens	146	149	3	2.4	0.10	52.03	0.04	5.29	1.57
		149	154	5	5.0	0.01	6.20	0.01	0.61	0.37
		154	195	41	NA	NS	NS	NS	NS	NS
		195	199	4	4.0	0.01	1.16	0.03	0.14	0.21
	Main Lens	199	204	5	4.2	0.15	41.66	0.58	3.45	2.66
		204	205	1	0.8	0.07	123.00	0.80	18.60	2.56
		205	222	17	14.4	0.02	8.40	0.23	1.10	1.09
		222	223	1	0.8	0.14	152.00	0.72	14.75	1.30
		223	238	15	14.9	0.01	0.50	0.02	0.07	0.14
	East Lens	**238**	**249**	**11**	**9.4**	**0.12**	**18.61**	**0.12**	**3.00**	**6.30**
	Includes	*238*	*242*	*4*	*3.4*	*0.19*	*8.98*	*0.16*	*1.30*	*1.91*
		242	*247*	*5*	*4.3*	*0.07*	*17.34*	*0.08*	*2.98*	*7.05*
		247	*249*	*2*	*1.7*	*0.13*	*41.05*	*0.14*	*6.45*	*13.18*
		249	253	4	3.4	0.01	0.48	0.01	0.10	0.19
		253	256	3	2.7	0.05	6.77	0.03	1.40	2.90
		256	263	7	7.0	0.01	1.11	0.02	0.04	0.08
UD15-PV-1454		0	170	170	NA	NS	NS	NS	NS	NS
		170	175	5	4.8	0.01	1.03	0.01	0.29	0.35
	West Lens	175	180	5	4.3	0.04	9.86	0.06	3.51	3.82
		180	183	3	2.6	0.16	51.87	0.22	12.85	6.07
		183	193	10	9.7	0.01	1.32	0.01	0.34	0.49
		193	196	3	3.0	0.03	12.47	0.32	0.96	0.46
		196	198	2	2.0	0.04	16.25	0.50	1.65	2.48
		198	203	5	5.0	0.16	3.58	0.09	0.31	0.52
	Main Lens	203	206	3	2.6	0.11	16.03	0.93	1.42	0.53
		206	210	4	3.5	0.49	52.35	0.73	6.23	14.08
		210	**213**	**3**	**2.6**	**183.43**	**145.13**	**1.24**	**28.33**	**2.74**
	Includes	*210*	*211*	*1*	*0.9*	*7.3*	*125.00*	*1.68*	*22.30*	*4.14*
		211	*212*	*1*	*0.9*	*414.0*	*275.00*	*1.06*	*60.00*	*3.80*
		212	*213*	*1*	*0.9*	*129.0*	*35.40*	*0.99*	*2.69*	*0.28*
		213	220	7	6.8	0.11	10.36	0.25	1.08	1.01
		220	232	12	12.0	0.01	1.45	0.01	0.21	0.32
	East Lens	**232**	**247**	**15**	**13.1**	**0.09**	**31.31**	**0.18**	**4.57**	**10.67**
	Includes	*232*	*237*	*5*	*4.4*	*0.04*	*13.80*	*0.29*	*2.13*	*5.22*
		237	*247*	*10*	*8.8*	*0.11*	*40.07*	*0.12*	*5.79*	*13.40*
		247	250	3	2.6	0.02	12.97	0.08	1.52	2.44
		250	253	3	3.0	0.01	1.37	0.01	0.13	0.14

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1455		0	142	142	NA	NS	NS	NS	NS	NS
		142	144	2	2.0	1.27	2.00	0.01	0.31	0.13
		144	146	2	2.0	0.06	15.95	0.02	4.92	2.08
		146	156	10	10.0	0.01	0.30	0.01	0.05	0.07
		156	159	3	3.0	0.09	8.33	0.01	2.34	2.74
		159	169	10	10.0	0.01	0.40	0.01	0.06	0.09
		169	178	9	8.9	0.03	6.02	0.13	0.60	0.96
	Main Lens	178	181	3	2.9	1.21	46.73	0.30	5.93	4.88
		181	**189**	**8**	**7.7**	**7.80**	**75.14**	**0.50**	**10.78**	**4.08**
	Includes	*181*	*183*	*2*	*1.9*	*12.26*	*68.10*	*0.30*	*5.40*	*0.92*
		183	*185*	*2*	*1.9*	*0.73*	*11.90*	*0.41*	*1.29*	*0.75*
		185	*189*	*4*	*3.8*	*9.11*	*110.28*	*0.65*	*18.21*	*7.32*
		189	193	4	3.8	0.14	70.95	0.19	10.31	3.08
		193	206	13	12.9	0.01	0.73	0.02	0.10	0.28
	East Lens	206	211	5	4.8	0.26	66.84	0.24	11.29	16.62
		211	213	2	1.9	0.03	26.95	0.01	2.93	3.82
		213	220	7	6.7	0.03	7.71	0.01	0.77	0.74
		220	226	6	5.8	0.12	59.62	0.06	3.80	5.03
		226	240	14	13.9	0.01	0.87	0.01	0.09	0.16
UD15-PV-1456		0	142	142	NA	NS	NS	NS	NS	NS
		142	147	5	4.9	0.01	2.26	0.01	0.35	0.18
	West Lens	**147**	**167**	**20**	**18.9**	**0.20**	**55.07**	**0.30**	**15.76**	**4.99**
	Includes	*147*	*149*	*2*	*1.9*	*0.40*	*16.05*	*0.02*	*4.19*	*1.90*
		149	*151*	*2*	*1.9*	*0.43*	*110.00*	*0.03*	*31.20*	*5.99*
		151	*155*	*4*	*3.8*	*0.16*	*24.73*	*0.22*	*8.56*	*11.91*
		155	*158*	*3*	*2.8*	*0.09*	*36.10*	*0.32*	*10.84*	*1.09*
		158	*165*	*7*	*6.6*	*0.17*	*85.31*	*0.53*	*23.43*	*3.48*
		165	*167*	*2*	*1.9*	*0.12*	*22.40*	*0.19*	*6.81*	*4.38*
		167	185	18	17.9	0.01	1.14	0.02	0.18	0.17
	Main Lens	185	189	4	3.8	0.05	23.75	0.14	2.16	0.11
		189	195	6	5.8	0.39	74.30	0.79	11.99	4.72
		195	204	9	9.0	0.01	2.34	0.02	0.39	0.51
	East Lens	204	207	3	2.9	0.02	21.93	0.04	2.19	4.30
		207	214	7	6.8	0.01	1.69	0.01	0.18	0.38
		214	216	2	1.9	0.05	36.20	0.05	2.62	6.42
		216	219	3	3.0	0.01	0.85	0.01	0.09	0.08

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1457A		0	145	145	NA	NS	NS	NS	NS	NS
		145	152	7	7.0	0.01	4.53	0.01	0.26	0.17
	Main Lens	152	154	2	1.9	0.11	43.85	0.13	9.82	2.58
		154	157	3	2.9	1.29	38.40	1.39	2.66	0.11
		157	160	3	2.9	0.60	66.73	0.64	7.10	1.18
		160	191	31	30.9	0.02	0.96	0.01	0.18	0.32
	East Lens	191	194	3	2.9	0.05	9.83	0.20	3.43	6.37
		194	207	13	13.0	0.01	0.77	0.01	0.11	0.25
		207	210	3	3.0	0.03	22.57	0.01	2.33	2.76
UD15-PV-1458		0	148	148	NA	NS	NS	NS	NS	NS
		148	150	2	2.0	0.03	2.90	0.01	0.31	0.42
	Main Lens	150	152	2	2.0	0.44	35.35	0.06	9.52	9.18
		152	154	2	2.0	0.01	1.50	0.03	0.58	0.59
		154	156	2	1.0	0.05	5.90	0.16	1.47	2.71
		156	176	20	19.9	0.01	1.46	0.03	0.27	0.26
	East Lens	176	181	5	5.0	0.07	4.64	0.11	1.42	2.43
		181	**194**	**13**	**13.0**	**0.14**	**29.54**	**0.44**	**7.93**	**9.09**
	Includes	*181*	*187*	*6*	*6.0*	*0.08*	*24.13*	*0.56*	*5.19*	*5.50*
		187	*188*	*1*	*1.0*	*0.67*	*72.60*	*1.12*	*16.20*	*15.90*
		188	*191*	*3*	*3.0*	*0.03*	*9.73*	*0.08*	*2.59*	*2.47*
		191	*194*	*3*	*3.0*	*0.19*	*45.80*	*0.33*	*15.98*	*20.63*
		194	196	2	2.0	0.01	0.70	0.00	0.07	0.07
		196	201	5	5.0	0.64	22.60	0.04	2.15	3.23
		201	203	2	2.0	0.30	0.38	0.01	0.04	0.05
UD15-PV-1460		0	178	178	NA	NS	NS	NS	NS	NS
		178	190	12	12.0	0.01	0.31	0.01	0.03	0.06
	West Lens	190	196	6	4.6	0.26	30.70	0.37	4.42	4.46
		196	204	8	6.2	0.19	37.83	1.21	3.06	1.79
		204	207	3	2.3	0.13	10.80	0.40	1.12	0.35
		207	216	9	7.0	0.14	4.09	0.05	0.47	0.48
		216	217	1	0.8	6.14	4.50	0.05	0.42	0.85
		217	234	17	16.9	0.04	1.81	0.08	0.11	0.16
	Main Lens	234	235	1	0.8	0.29	47.80	0.60	4.23	5.02
		235	243	8	6.3	0.21	22.56	0.15	1.12	1.12
		243	244	1	0.8	0.56	35.00	0.79	6.01	13.70
		244	253	9	7.1	0.05	3.72	0.19	0.43	0.63
		253	254	1	0.8	0.42	25.40	0.39	3.77	6.14
		254	274	20	19.5	0.04	3.12	0.06	0.56	0.58
	East Lens	274	276	2	1.6	0.04	7.65	0.07	1.94	5.39
		276	287	11	8.8	0.01	1.43	0.02	0.23	0.38
		287	293	6	4.8	0.01	6.27	0.07	1.43	1.68
		293	295	2	1.6	0.06	40.35	0.27	3.42	6.85
		295	297	2	2.0	0.01	1.65	0.02	0.20	0.31

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1461		0	166	166	NA	NS	NS	NS	NS	NS
		166	172	6	6.0	0.01	1.58	0.00	0.25	0.11
	West Lens	172	179	7	5.7	0.02	9.83	0.05	2.67	6.22
		179	182	3	2.5	0.12	46.50	0.35	6.37	6.37
		182	189	7	5.7	0.48	29.86	1.10	1.10	0.53
		189	194	5	4.1	0.23	77.42	1.42	9.54	3.47
		194	197	3	2.5	0.03	10.67	0.16	1.57	1.47
		197	207	10	10.0	0.03	3.76	0.10	0.56	0.88
	Main Lens	207	208	1	0.8	3.32	96.60	0.07	11.75	1.23
		208	211	3	2.5	0.15	4.30	0.07	0.35	0.32
		211	212	1	0.8	8.55	45.00	0.29	4.48	1.20
		212	224	12	12.0	0.08	4.34	0.08	0.48	0.25
		224	**226**	**2**	**1.7**	**14.08**	**41.10**	**0.48**	**4.25**	**2.19**
	Includes	*224*	*225*	*1*	*0.8*	*5.46*	*1.10*	*0.13*	*0.07*	*0.26*
		225	*226*	*1*	*0.8*	*22.70*	*81.10*	*0.83*	*8.42*	*4.12*
		226	228	2	1.7	0.05	17.55	0.95	1.08	2.20
		228	233	5	4.2	0.24	5.46	0.33	0.48	0.53
	East Lens	233	236	3	2.5	3.02	46.97	0.41	5.00	4.95
		236	239	3	2.5	0.11	3.40	0.12	0.31	0.17
		239	240	1	0.8	7.70	77.50	1.68	18.95	12.75
		240	244	4	3.3	0.02	2.13	0.05	0.40	0.55
		244	245	1	0.8	0.05	30.40	0.03	6.67	12.75
		245	248	3	2.5	0.01	1.05	0.02	0.22	0.45
		248	253	5	4.2	0.01	17.16	0.05	1.83	3.84
		253	**262**	**9**	**7.5**	**0.04**	**76.76**	**0.08**	**7.44**	**11.25**
	Includes	*253*	*256*	*3*	*2.5*	*0.03*	*38.63*	*0.11*	*5.90*	*10.43*
		256	*258*	*2*	*1.7*	*0.01*	*14.05*	*0.07*	*2.21*	*15.49*
		258	*262*	*4*	*3.3*	*0.07*	*136.70*	*0.06*	*11.22*	*15.49*
		262	266	4	3.8	0.01	9.63	0.01	0.87	0.87
UD15-PV-1462		0	144	144	NA	NS	NS	NS	NS	NS
		144	153	9	9.0	0.02	3.02	0.01	0.64	0.27
	West Lens	153	155	2	1.9	0.02	19.55	0.03	5.78	6.41
		155	160	5	4.6	0.02	1.23	0.02	0.40	0.60
		160	161	1	0.9	0.45	38.30	0.09	18.25	4.39
		161	163	2	1.9	0.09	5.05	0.08	1.74	1.63
		163	**170**	**7**	**6.5**	**0.15**	**58.37**	**0.47**	**13.98**	**5.56**
	Includes	*163*	*167*	*4*	*3.7*	*0.17*	*67.28*	*0.55*	*15.47*	*0.74*
		167	*170*	*3*	*2.8*	*0.13*	*46.50*	*0.36*	*12.00*	*11.98*
		170	186	16	15.9	0.01	2.43	0.07	0.45	0.46
	Main Lens	186	188	2	1.9	0.16	18.45	0.17	2.27	3.48
		188	192	4	3.7	1.70	112.60	0.38	12.41	5.91
		192	198	6	5.6	0.17	44.88	0.32	4.70	0.81
		198	202	4	3.7	0.41	64.80	0.68	11.52	1.76
		202	212	10	9.9	0.01	2.19	0.03	0.34	0.36
	East Lens	212	214	2	1.9	0.03	13.60	0.03	1.63	3.78
		214	218	4	3.8	0.69	87.43	0.27	17.52	21.34
		218	222	4	4.0	0.01	4.73	0.01	0.58	0.49

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1467		0	185	185	NA	NS	NS	NS	NS	NS
		185	196	11	11.0	0.01	0.58	0.01	0.06	0.03
		196	205	9	9.0	0.13	14.64	0.67	0.71	0.91
		205	210	5	5.0	0.01	3.18	0.48	0.09	0.07
	West Lens	210	214	4	3.1	2.37	33.85	1.09	2.65	0.94
		214	215	1	0.8	24.20	66.60	0.65	5.35	0.54
		215	219	4	3.1	0.49	22.28	1.68	1.21	0.63
		219	236	17	16.9	0.04	2.91	0.12	0.23	0.14
	Main Lens	236	244	8	6.3	0.02	10.95	0.51	0.87	0.87
		244	250	6	4.7	0.41	50.85	1.07	4.97	4.71
		250	254	4	3.1	0.08	6.66	0.15	0.92	1.34
		254	260	6	4.7	0.24	28.50	0.65	4.21	2.32
		260	**261**	**1**	**0.8**	**423.00**	**67.00**	**0.80**	**10.90**	**4.30**
		261	265	4	3.1	0.10	6.60	0.12	0.68	0.49
		265	269	4	3.1	0.22	8.90	0.00	1.37	3.01
		269	278	9	9.0	0.01	0.69	0.04	0.07	0.08
UD15-PV-1468		0	183	183	NA	NS	NS	NS	NS	NS
		183	187	4	4.0	0.11	0.79	0.01	0.24	0.17
	Main Lens	187	191	4	3.2	0.50	3.50	0.01	1.28	0.69
		191	**197**	**6**	**4.8**	**0.15**	**52.50**	**0.20**	**8.77**	**7.92**
Includes		*191*	*194*	*3*	*2.4*	*0.07*	*20.43*	*0.10*	*3.95*	*3.66*
		194	*197*	*3*	*2.4*	*0.23*	*84.57*	*0.31*	*13.58*	*12.18*
		197	**203**	**6**	**4.8**	**40.89**	**225.10**	**2.49**	**20.85**	**0.78**
Includes		*197*	*200*	*3*	*2.4*	*0.74*	*284.67*	*1.38*	*29.41*	*1.21*
		200	*201*	*1*	*0.8*	*34.90*	*97.60*	*0.87*	*4.69*	*0.10*
		201	*202*	*1*	*0.8*	*48.20*	*175.00*	*5.31*	*16.95*	*0.40*
		202	*203*	*1*	*0.8*	*160.00*	*224.00*	*4.61*	*15.20*	*0.57*
		203	205	2	1.6	0.87	30.50	1.47	1.92	0.10
		205	240	35	34.9	0.01	0.60	0.03	0.07	0.06
		240	243	3	3.0	0.04	9.73	0.35	0.98	0.76
		243	246	3	3.0	0.01	0.37	0.01	0.03	0.04
UD15-PV-1469		0	154	154	NA	NS	NS	NS	NS	NS
		154	177	23	22.9	0.02	0.69	0.00	0.06	0.08
		177	185	8	6.8	0.59	0.58	0.00	0.16	0.15
		185	187	2	1.7	0.06	6.25	0.06	2.35	3.57
		187	198	11	11.0	0.14	3.43	0.06	0.48	0.29
	Main Lens	198	201	3	2.6	0.01	1.10	0.02	0.26	1.59
		201	203	2	1.7	0.05	18.45	0.34	5.08	7.36
		203	214	11	10.8	0.02	0.97	0.01	0.18	0.24
		214	216	2	1.7	3.78	33.40	0.41	3.67	1.36
		216	220	4	4.0	0.01	1.19	0.03	0.14	0.27

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1470		0	158	158	NA	NS	NS	NS	NS	NS
		158	166	8	7.9	0.06	1.18	0.01	0.08	0.09
	West Lens	**166**	**170**	**4**	**3.6**	**6.35**	**0.25**	**0.00**	**0.06**	**0.13**
	Includes	*166*	*167*	*1*	*0.9*	*6.80*	*0.25*	*0.00*	*0.08*	*0.19*
		167	*169*	*2*	*1.8*	*0.48*	*0.25*	*0.00*	*0.06*	*0.12*
		169	*170*	*1*	*0.9*	*17.65*	*0.25*	*0.00*	*0.05*	*0.08*
		170	204	34	33.7	0.04	1.15	0.02	0.16	0.20
	Main Lens	204	206	2	1.9	0.04	18.75	0.23	1.91	0.63
		206	217	11	11.0	0.01	1.52	0.02	0.16	0.11
	East Lens	217	219	2	1.8	0.06	9.65	0.03	1.66	4.70
		219	227	8	8.0	0.01	0.96	0.01	0.12	0.18
UD15-PV-1471		0	143	143	NA	NS	NS	NS	NS	NS
		143	164	21	20.9	0.03	2.17	0.02	0.31	0.24
	East Lens	164	167	3	2.8	0.18	31.60	0.10	9.49	5.97
		167	169	2	1.9	0.20	5.15	0.30	0.92	0.36
		169	171	2	1.9	0.09	6.40	0.15	1.53	3.63
		171	215	44	0.4	0.01	0.67	0.01	0.13	0.12
UD15-PV-1475		0	146	146	NA	NS	NS	NS	NS	NS
		146	149	3	3.0	0.01	0.33	0.00	0.02	0.03
		149	150	1	1.0	0.04	42.90	0.01	2.54	5.73
		150	167	17	16.9	0.01	0.36	0.01	0.03	0.05
	Main Lens	167	171	4	3.1	0.07	18.30	0.08	4.34	9.82
		171	185	14	13.9	0.01	0.40	0.00	0.05	0.10
	East Lens	185	188	3	2.3	0.01	4.63	0.02	1.33	3.48
		188	194	6	6.0	0.01	0.91	0.01	0.08	0.12
UD15-PV-1476		0	151	151	NA	NS	NS	NS	NS	NS
		151	152	1	1.0	0.01	0.25	0.01	0.10	0.13
		152	153	1	1.0	0.02	13.70	0.01	2.63	1.46
		153	163	10	10.0	0.01	0.82	0.01	0.14	0.43
	West Lens	163	164	1	0.9	0.03	17.10	0.01	3.17	5.99
		164	169	5	4.5	0.01	1.24	0.01	0.22	0.37
		169	170	1	0.9	0.08	29.20	0.10	6.72	17.70
		170	176	6	6.0	0.01	0.84	0.01	0.13	0.31
	Main Lens	176	178	2	1.8	0.01	4.90	0.02	0.57	1.40
		178	179	1	0.9	0.03	21.60	0.09	2.81	6.72
		179	196	17	16.9	0.01	0.64	0.01	0.08	0.12
	East Lens	196	198	2	1.8	0.05	17.15	0.09	3.04	6.89
		198	203	5	4.5	0.18	44.22	0.08	11.40	15.26
		203	206	3	3.0	0.01	0.58	0.01	0.11	0.18
UD15-PV-1477		0	152	152	NA	NS	NS	NS	NS	NS
		152	158	6	6.0	0.01	0.36	0.01	0.07	0.11
	Main Lens	158	160	2	1.8	0.08	29.20	0.12	8.56	19.63
		160	165	5	4.6	0.01	1.75	0.01	0.30	0.60
		165	166	1	0.9	0.03	24.70	0.04	3.68	8.02
		166	185	19	18.9	0.01	0.52	0.01	0.08	0.14
	East Lens	185	190	5	4.7	0.14	56.82	0.04	11.61	16.20
		190	193	3	3.0	0.01	0.37	0.01	0.08	0.10

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1483		0	143	143	NA	NS	NS	NS	NS	NS
		143	181	38	23.9	0.01	0.99	0.01	0.20	0.21
	East Lens	181	182	1	1.0	0.10	5.30	0.32	1.69	6.63
		182	184	2	2.0	0.01	1.15	0.03	0.38	0.70
		184	**190**	**6**	**5.9**	**0.11**	**40.90**	**0.16**	**7.81**	**15.64**
	Includes	*184*	*187*	*3*	*2.9*	*0.06*	*21.53*	*0.07*	*3.42*	*8.61*
		187	*190*	*3*	*2.9*	*0.15*	*60.27*	*0.25*	*12.20*	*22.67*
		190	192	2	2.0	0.03	17.20	0.01	2.56	3.03
		192	203	11	10.8	0.10	87.55	0.16	6.82	7.82
		203	205	2	2.0	0.01	5.80	0.03	0.51	0.86
		205	214	9	9.0	0.01	0.76	0.01	0.04	0.05
UD15-PV-1484		0	153	153	NA	NS	NS	NS	NS	NS
		153	155	2	2.0	0.01	0.58	0.00	0.07	0.19
		155	160	5	5.0	0.01	3.94	0.00	0.47	1.24
		160	187	27	26.9	0.01	0.44	0.01	0.05	0.07
	West Lens	187	194	7	5.3	0.03	35.37	0.12	4.25	3.44
		194	201	7	7.0	0.01	1.30	0.01	0.13	0.37
	Main Lens	201	203	2	1.5	0.13	21.35	1.29	0.83	0.65
		203	206	3	2.3	0.02	13.73	0.31	1.26	1.81
		206	232	26	25.9	0.01	1.31	0.05	0.13	0.18
	East Lens	232	241	9	6.9	0.08	24.11	0.31	4.48	5.22
		241	**251**	**10**	**7.7**	**0.20**	**22.19**	**0.10**	**6.49**	**12.75**
	Includes	*241*	*245*	*4*	*3.1*	*0.15*	*21.58*	*0.15*	*5.19*	*12.19*
		245	*248*	*3*	*2.3*	*0.11*	*13.87*	*0.05*	*3.40*	*1.07*
		248	*251*	*3*	*2.3*	*0.37*	*31.33*	*0.10*	*11.30*	*25.20*
		251	253	2	1.5	0.08	4.05	0.19	1.13	3.49
		253	257	4	4.0	0.01	2.78	0.03	0.37	0.67
UD15-PV-1485		0	164	164	NA	NS	NS	NS	NS	NS
		164	172	8	8.0	0.01	1.52	0.01	0.09	0.20
	Main Lens	172	175	3	2.5	0.01	15.40	0.03	2.38	5.53
		175	218	43	42.8	0.01	0.74	0.01	0.12	0.16
	East Lens	218	222	4	3.4	0.14	39.50	0.13	7.57	16.11
		222	225	3	2.5	0.02	3.47	0.02	0.66	1.74
		225	233	8	8.0	0.01	1.00	0.01	0.17	0.39
		233	237	4	4.0	0.02	18.70	0.09	0.41	0.04
		237	240	3	3.0	0.01	1.07	0.01	0.05	0.08
UD15-PV-1486		0	165	165	NA	NS	NS	NS	NS	NS
		165	184	19	18.9	0.01	0.76	0.01	0.08	0.05
	East Lens	184	186	2	1.9	0.01	3.90	0.07	0.59	1.45
		186	**194**	**8**	**7.5**	**0.12**	**46.34**	**0.09**	**8.75**	**15.62**
	Includes	*186*	*188*	*2*	*1.9*	*0.06*	*24.75*	*0.09*	*7.69*	*6.98*
		188	*194*	*6*	*5.6*	*0.14*	*53.53*	*0.09*	*9.11*	*18.50*
		194	195	1	0.9	0.01	2.30	0.01	0.34	1.02
		195	201	6	6.0	0.01	1.88	0.08	0.14	0.18
		201	202	1	1.0	0.06	60.40	0.79	1.62	1.68
		202	206	4	4.0	0.01	1.06	0.01	0.05	0.05

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1487		0	150	150	NA	NS	NS	NS	NS	NS
		150	153	3	3.0	0.01	0.67	0.01	0.12	0.22
	West Lens	153	154	1	0.9	0.03	2.10	0.01	0.48	1.19
		154	174	20	19.9	0.01	0.30	0.01	0.03	0.05
	Main Lens	174	175	1	1.0	0.01	3.70	0.06	0.65	1.79
		175	181	6	6.0	0.01	0.25	0.01	0.03	0.09
	East Lens	181	182	1	1.0	0.01	3.90	0.02	0.57	1.29
		182	186	4	4.0	0.01	0.80	0.01	0.12	0.24
UD15-PV-1488		0	142	142	NA	NS	NS	NS	NS	NS
		142	145	3	3.0	0.01	1.60	0.01	0.48	0.47
	West Lens	145	148	3	2.7	0.04	10.57	0.02	3.41	4.73
		148	151	3	2.7	0.01	3.50	0.05	1.13	1.01
		151	155	4	4.0	0.01	0.63	0.01	0.15	0.19
		155	156	1	1.0	0.04	16.50	0.01	3.69	1.98
		156	171	15	14.9	0.01	1.05	0.08	0.12	0.19
	Main Lens	171	173	2	1.8	0.08	16.30	0.45	1.39	0.74
		173	176	3	2.8	1.72	55.47	0.64	5.37	9.84
		176	**177**	**1**	**0.9**	**287.00**	**106.00**	**0.62**	**7.19**	**7.34**
		177	182	5	4.6	0.81	8.50	0.18	0.59	0.28
		182	185	3	2.8	0.77	37.73	0.58	3.72	1.01
		185	**190**	**5**	**4.6**	**88.06**	**64.50**	**0.98**	**7.32**	**4.45**
	Includes	*185*	*187*	*2*	*1.8*	*18.43*	*59.00*	*1.47*	*5.18*	*4.00*
		187	*188*	*1*	*0.9*	*91.00*	*115.00*	*0.83*	*14.05*	*6.63*
		188	*189*	*1*	*0.9*	*300.00*	*59.80*	*0.68*	*7.70*	*2.12*
		189	*190*	*1*	*0.9*	*12.45*	*29.70*	*0.45*	*4.51*	*5.52*
		190	192	2	1.8	2.92	33.55	0.60	4.39	2.63
		192	197	5	5.0	0.05	1.34	0.02	0.19	0.25
	East Lens	197	206	**9**	**8.4**	**0.65**	**73.47**	**0.26**	13.34	20.46
		206	208	2	2.0	0.01	0.95	0.01	0.12	0.11
UD15-PV-1493		0	148	148	NA	NS	NS	NS	NS	NS
		148	150	2	2.0	0.01	0.25	0.00	0.01	0.02
	Main Lens	150	153	3	2.6	0.09	13.37	0.02	5.65	2.36
		153	195	42	41.8	0.01	0.61	0.01	0.11	0.16
	East Lens	195	202	7	6.3	0.18	38.10	0.26	9.48	15.00
		202	205	3	3.0	0.01	0.25	0.01	0.07	0.10

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1494		0	200	200	NA	NS	NS	NS	NS	NS
		200	217	17	16.9	0.01	1.34	0.03	0.11	0.22
	West Lens	217	219	2	1.4	0.05	93.70	0.82	7.75	2.29
		219	229	10	9.0	0.01	7.44	0.15	0.61	0.45
		229	230	1	1.0	0.02	38.60	0.96	3.59	1.37
		230	241	11	11.0	0.01	1.28	0.07	0.09	0.07
	Main Lens	241	245	4	2.8	0.12	13.10	0.47	1.14	0.81
		245	249	4	2.8	0.16	51.08	0.34	4.50	4.01
		249	250	1	0.7	2.24	50.70	0.20	6.57	10.20
		250	255	5	3.5	1.51	3.18	0.04	0.40	0.53
		255	**257**	**2**	**1.4**	**26.42**	**9.90**	**0.11**	**1.71**	**1.04**
Includes		*255*	*256*	*1*	*0.7*	*44.10*	*15.70*	*0.13*	*2.63*	*1.60*
		256	*257*	*1*	*0.7*	*8.74*	*4.10*	*0.08*	*0.79*	*0.47*
		257	266	9	6.3	0.28	2.08	0.06	0.36	0.47
		266	270	4	2.8	0.28	8.20	0.11	1.57	3.99
		270	272	2	1.4	0.04	2.30	0.09	0.41	0.96
		272	273	1	0.7	0.88	27.10	0.31	6.56	2.98
		273	275	2	1.4	0.06	3.10	0.06	0.73	0.88
		275	278	3	2.1	2.55	26.90	0.10	3.70	3.54
		278	287	9	9.0	0.02	5.14	0.18	0.53	0.74
		287	303	16	15.9	0.01	1.03	0.07	0.13	0.19
		303	304	1	1.0	0.03	22.60	0.15	3.00	1.93
		304	328	24	23.9	0.01	1.67	0.12	0.16	0.24
	East Lens	328	332	4	2.9	0.06	10.55	0.87	0.68	0.37
		332	333	1	0.7	0.02	44.60	1.69	4.33	2.37
		333	337	4	2.9	0.01	2.35	0.20	0.11	0.17
		337	339	2	1.5	0.22	8.15	1.98	0.42	0.69
		339	348	9	9.0	0.01	3.00	0.10	0.31	0.32
		348	349	1	1.0	0.03	14.80	0.02	1.96	5.25
		349	352	3	3.0	0.01	0.50	0.01	0.04	0.10
UD15-PV-1496		0	170	170	NA	NS	NS	NS	NS	NS
		170	183	13	13.0	0.02	1.87	0.02	0.21	0.46
	Main Lens	183	185	2	1.7	0.04	5.90	0.06	1.32	3.22
		185	187	2	1.7	0.10	201.50	1.30	19.58	3.78
		187	191	4	3.4	0.13	18.43	1.85	1.60	1.79
		191	192	1	0.8	0.06	112.00	0.69	12.95	3.33
		192	213	21	20.9	0.02	0.99	0.04	0.14	0.16
	East Lens	213	216	3	2.5	0.04	6.13	0.12	1.56	3.38
		216	223	7	5.9	0.05	30.19	0.13	5.03	10.17
		223	226	3	2.5	0.01	5.27	0.02	0.68	1.49
		226	227	1	0.8	0.20	42.00	0.08	6.02	12.35
		227	232	5	5.0	0.01	2.92	0.13	0.27	0.49
		232	233	1	1.0	0.03	15.10	0.31	1.07	3.04
		233	235	2	2.0	0.01	1.20	0.01	0.08	0.07

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1497		0	160	160	NA	NS	NS	NS	NS	NS
		160	166	6	6.0	0.01	1.18	0.03	0.37	0.21
	Main Lens	166	168	2	2.0	0.03	12.10	0.02	3.46	2.52
		168	170	2	2.0	0.05	0.25	0.06	0.03	0.03
		170	171	1	1.0	1.88	56.80	1.41	4.85	1.18
		171	**173**	**2**	**2.0**	**36.50**	**376.50**	**3.52**	**35.30**	**2.82**
	Includes	171	172	1	1.0	31.50	170.00	4.31	12.40	0.65
		172	173	1	1.0	41.50	583.00	2.73	58.20	4.99
		173	176	3	3.0	1.61	122.57	2.04	10.45	3.66
		176	189	13	13.0	0.01	1.76	0.13	0.39	0.30
	East Lens	189	192	3	3.0	0.05	4.27	0.04	1.72	3.63
		192	**199**	**7**	**7.0**	**0.18**	**35.77**	**0.12**	**5.36**	**9.91**
	Includes	192	195	3	3.0	0.05	6.57	0.03	3.08	7.46
		195	199	4	4.0	0.28	57.68	0.18	7.07	11.74
		199	202	3	3.0	0.02	0.80	0.01	0.05	0.08
UD15-PV-1498		0	168	168	NA	NS	NS	NS	NS	NS
		168	170	2	2.0	0.01	0.25	0.01	0.02	0.03
	West Lens	170	175	5	4.8	0.11	20.40	0.04	5.85	8.19
		175	182	7	7.0	0.01	1.01	0.01	0.28	0.29
	Main Lens	182	185	3	2.9	0.05	25.27	0.01	5.65	1.34
		185	186	1	1.0	1.50	122.00	0.27	30.30	5.38
		186	**194**	**8**	**7.6**	**143.01**	**179.76**	**1.23**	**23.99**	**4.44**
	Includes	186	187	1	1.0	132.00	474.00	0.63	34.80	2.04
		187	189	2	1.9	3.24	117.00	0.91	24.85	3.23
		189	190	1	1.0	61.10	168.00	0.82	26.60	8.38
		190	191	1	1.0	618.00	176.00	1.51	22.80	10.25
		191	192	1	1.0	5.22	79.10	0.83	9.81	2.40
		192	193	1	1.0	314.00	176.00	2.49	21.00	1.29
		193	194	1	1.0	7.27	131.00	1.74	27.20	4.69
		194	**204**	**10**	**9.5**	**0.29**	**30.83**	**0.11**	**8.21**	**15.02**
	Includes	194	196	2	1.9	1.17	40.55	0.23	12.09	16.20
		196	204	8	7.6	0.07	28.40	0.07	7.24	14.72
		204	208	4	4.0	0.01	0.85	0.02	0.16	0.21
UD15-PV-1499		0	230	230	NA	NS	NS	NS	NS	NS
		230	242	12	12.0	0.02	0.49	0.00	0.01	0.02
	West Lens	242	245	3	2.2	0.58	1.33	0.01	0.02	0.04
		245	252	7	7.0	0.24	0.51	0.00	0.01	0.02
		252	298	46	43.8	0.01	0.52	0.01	0.04	0.06
	Main Lens	298	302	4	3.1	0.04	14.38	0.04	2.12	3.15
		302	321	19	18.9	0.01	0.41	0.00	0.02	0.05
	East Lens	321	323	2	1.6	0.02	8.45	0.00	0.72	2.00
		323	331	8	8.0	0.01	1.53	0.00	0.01	0.03

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1500		0	145	145	NA	NS	NS	NS	NS	NS
		145	150	5	5.0	0.01	0.25	0.02	0.04	0.08
	Main Lens	150	153	3	2.9	0.39	117.83	1.53	18.38	19.18
		153	158	5	4.9	0.12	18.06	0.47	3.65	1.01
		158	182	24	23.9	0.01	0.57	0.02	0.12	0.20
	East Lens	**182**	**194**	**12**	**11.8**	**0.08**	**64.04**	**0.07**	**6.74**	**10.29**
	Includes	*182*	*187*	*5*	*4.9*	*0.09*	*37.82*	*0.11*	*6.85*	*16.03*
		187	*189*	*2*	*2.0*	*0.01*	*3.25*	*0.01*	*0.48*	*0.60*
		189	*194*	*5*	*4.9*	*0.11*	*114.58*	*0.05*	*9.13*	*8.42*
		194	200	6	6.0	0.01	5.43	0.01	0.28	0.40
UD15-PV-1508		0	148	148	NA	NS	NS	NS	NS	NS
		148	151	3	3.0	0.01	0.55	0.01	0.11	0.14
	West Lens	151	155	4	3.6	0.07	9.38	0.01	3.87	4.88
		155	168	13	13.0	0.01	1.27	0.01	0.15	0.23
	Main Lens	168	171	3	2.7	0.02	4.43	0.03	0.52	0.87
		171	173	2	1.8	0.08	35.30	0.13	5.37	13.03
		173	189	16	15.9	0.01	0.56	0.01	0.05	0.10
	East Lens	189	193	4	3.7	0.02	4.40	0.05	1.43	1.41
		193	197	4	3.7	0.19	44.38	0.09	10.55	9.30
		197	199	2	1.8	0.01	4.48	0.02	0.68	1.62
		199	207	8	8.0	0.01	0.44	0.00	0.05	0.09
UD15-PV-1509		0	133	133	NA	NS	NS	NS	NS	NS
		133	136	3	3.0	0.01	1.33	0.01	0.09	0.08
		136	137	1	1.0	0.03	9.70	0.04	1.98	1.46
		137	155	18	8.0	0.01	0.53	0.01	0.10	0.15
	Main Lens	155	157	2	1.7	0.06	5.75	0.28	1.61	2.51
		157	**170**	**13**	**11.1**	**0.83**	**82.97**	**0.71**	**14.95**	**5.11**
	Includes	*157*	*162*	*5*	*4.3*	*0.16*	*101.06*	*0.42*	*22.77*	*6.09*
		162	*164*	*2*	*1.7*	*0.45*	*61.75*	*1.63*	*6.38*	*0.98*
		164	*165*	*1*	*0.9*	*7.85*	*53.00*	*1.19*	*3.95*	*0.06*
		165	*168*	*3*	*2.6*	*0.27*	*110.33*	*0.81*	*16.77*	*5.73*
		168	*170*	*2*	*1.7*	*0.24*	*32.90*	*0.13*	*6.78*	*8.41*
		170	181	11	10.8	0.02	1.49	0.03	0.22	0.31
		181	183	2	2.0	0.05	5.90	0.04	0.64	1.26
		183	200	17	16.9	0.05	1.56	0.03	0.16	0.23
	East Lens	200	203	3	2.6	0.19	52.50	0.58	5.54	2.53
		203	210	7	7.0	0.01	1.52	0.08	0.09	0.15
UD15-PV-1510		0	151	151	NA	NS	NS	NS	NS	NS
	Main Lens	151	153	2	2.0	0.01	0.25	0.00	0.04	0.05
		153	**164**	**11**	**9.4**	**0.86**	**57.82**	**0.63**	**9.55**	**4.26**
	Includes	*153*	*156*	*3*	*2.6*	*0.21*	*22.97*	*0.12*	*5.99*	*9.42*
		156	*160*	*4*	*3.4*	*0.13*	*87.23*	*0.35*	*16.64*	*1.88*
		160	*162*	*2*	*1.7*	*1.30*	*37.10*	*1.37*	*1.79*	*1.73*
		162	*164*	*2*	*1.7*	*2.88*	*72.00*	*1.23*	*8.50*	*3.81*
		164	167	3	2.6	0.62	30.53	0.70	2.35	2.95
		167	172	5	4.3	0.64	10.70	0.59	0.63	0.85
		172	202	30	29.9	0.01	1.00	0.02	0.18	0.28
	East Lens	202	207	5	4.5	0.02	3.09	0.03	0.84	1.54
		207	208	1	1.0	0.01	0.90	0.01	0.12	0.19

Drill Hole ID No.	Chronos Lens	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
UD15-PV-1512		0	10	10	NA	NS	NS	NS	NS	NS
		10	17	7	7.0	0.01	0.49	0.02	0.06	0.13
	East Lens	17	18	1	0.9	0.01	3.80	0.03	0.65	1.45
		18	**32**	**14**	**12.2**	**0.07**	**27.71**	**0.11**	**6.75**	**7.93**
	Includes	*18*	*24*	*6*	*5.2*	*0.03*	*27.93*	*0.10*	*4.60*	*6.30*
		24	*26*	*2*	*1.7*	*0.05*	*24.95*	*0.21*	*7.21*	*13.70*
		26	*30*	*4*	*3.5*	*0.16*	*28.15*	*0.08*	*8.29*	*4.39*
		30	*32*	*2*	*1.7*	*0.07*	*28.90*	*0.11*	*9.70*	*14.15*
		32	38	6	5.2	0.01	1.83	0.08	0.48	0.55
		38	40	2	1.7	0.03	3.95	0.18	2.02	3.43
		40	43	3	3.0	0.02	0.67	0.01	0.28	0.26
UD15-PV-1513		0	15	15	NA	NS	NS	NS	NS	NS
		15	31	16	15.9	0.01	0.81	0.01	0.07	0.11
	East Lens	31	37	6	5.5	0.03	22.70	0.07	3.82	9.09
		37	40	3	2.7	0.01	11.23	0.03	1.64	4.26
		40	43	3	3.0	0.01	0.25	0.00	0.01	0.03
UD15-PV-1514		0	22	22	NA	NS	NS	NS	NS	NS
		22	24	2	2.0	0.01	0.25	0.01	0.04	0.11
	East Lens	24	30	6	6.0	0.03	19.38	0.09	3.46	6.74
		30	34	4	4.0	0.02	12.75	0.12	1.02	2.96
		34	39	5	5.0	0.01	2.78	0.03	0.60	0.76
		39	42	3	3.0	0.06	15.27	0.08	3.00	6.17
		42	44	2	2.0	0.01	1.45	0.03	0.46	0.57
		44	46	2	2.0	0.01	1.70	0.02	0.47	1.42
		46	50	4	4.0	0.01	0.49	0.01	0.07	0.14
		50	52	2	2.0	0.03	28.35	0.07	5.45	10.75
		52	59	7	7.0	0.01	0.55	0.01	0.06	0.11
UD15-PV-1515		0	28	28	NA	NS	NS	NS	NS	NS
		28	43	15	14.9	0.01	0.88	0.02	0.13	0.26
	East Lens	43	46	3	3.0	0.02	7.90	0.06	1.38	2.58
		46	48	2	2.0	0.01	0.25	0.01	0.05	0.12
UD15-PV-1516		0	18	18	NA	NS	NS	NS	NS	NS
		18	24	6	6.0	0.01	0.64	0.01	0.05	0.13
	East Lens	24	25	1	1.0	0.01	8.00	0.01	0.71	1.69
		25	91	66	65.7	0.01	1.14	0.01	0.07	0.08

Drill Hole ID No.	Anjea Mineralized zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
DD13-GC-0009		0	530	530	NA	NS	NS	NS	NS	NS
		530	708	178	177.3	0.01	NS	0.03	0.00	0.01
	Main Copper Lens	708	721	13	8.3	0.01	NS	0.37	0.00	0.01
		721	733	12	7.8	0.03	NS	0.81	0.00	0.02
		733	**776**	**43**	**28.3**	**0.20**	**NS**	**2.75**	**0.00**	**0.02**
	Includes	*733*	*760*	*27*	*17.6*	*0.16*	*NS*	*2.48*	*0.00*	*0.02*
		760	*770*	*10*	*6.6*	*0.36*	*NS*	*4.11*	*0.00*	*0.02*
		770	*776*	*6*	*4.0*	*0.10*	*NS*	*1.73*	*0.00*	*0.01*
		776	889	113	112.6	0.01	NS	0.02	0.01	0.02
DD13-GC-0010		0	900	900	NA	NS	NS	NS	NS	NS
		900	917	17	16.9	0.02	0.27	0.02	0.00	0.01
		917	933	16	15.9	0.01	0.72	0.47	0.00	0.01
	Main Copper Lens	**933**	**940**	**7**	**5.7**	**0.03**	**1.97**	**1.07**	**0.00**	**0.01**
		940	948	8	8.0	0.02	0.79	0.45	0.00	0.01
		948	952	4	4.0	0.08	1.58	0.92	0.00	0.01
		952	959	7	7.0	0.01	1.19	0.53	0.00	0.01
		959	978	19	18.9	0.03	0.44	0.09	0.01	0.02
		978	1006	28	27.9	NS	NS	NS	NS	NS
		1006	1014	8	8.0	0.03	0.34	0.07	0.00	0.01
		1014	1019	5	5.0	0.05	2.04	0.55	0.00	0.02
	West Copper Lens	**1019**	**1030**	**11**	**9.5**	**0.11**	**5.51**	**1.19**	**0.02**	**0.06**
		1030	1041	11	11.0	0.01	1.45	0.06	0.12	0.22
DD13-GC-0010A		0	940	940	NA	NS	NS	NS	NS	NS
		940	967	27	26.9	0.01	0.25	0.01	0.00	0.00
		967	994	27	26.9	0.03	1.51	0.70	0.00	0.01
	Main Copper Lens	**994**	**1000**	**6**	**3.9**	**0.03**	**2.72**	**1.83**	**0.00**	**0.02**
	Includes	*994*	*999*	*5*	*3.2*	*0.03*	*2.30*	*1.51*	*0.00*	*0.01*
		999	*1000*	*1*	*0.6*	*0.01*	*4.80*	*3.40*	*0.00*	*0.02*
		1000	1012	12	10.2	0.03	1.34	0.62	0.00	0.01
		1012	1032	20	19.9	0.03	0.35	0.14	0.00	0.01
		1032	1034	2	2.0	0.01	5.70	2.56	0.00	0.03
		1034	1038	4	4.0	0.01	0.53	0.20	0.00	0.01
		1038	1056	18	17.9	NS	NS	NS	NS	NS
		1056	1076	20	19.9	0.06	0.56	0.31	0.00	0.01
		1076	1085	9	9.0	0.01	0.25	0.10	0.00	0.01
	West Copper Lens	**1085**	**1095**	**10**	**7.2**	**0.03**	**2.25**	**1.01**	**0.01**	**0.02**
		1095	1104	9	9.0	0.05	0.72	0.14	0.01	0.01
		1104	1109	5	5.0	0.38	2.10	0.60	0.02	0.02
		1109	1128	19	18.6	0.05	1.55	0.20	0.08	0.16

Drill Hole ID No.	Anjea Mineralized zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
DD13-GC-0010B		0	815	815	NA	NS	NS	NS	NS	NS
		815	861	46	45.8	0.01	0.28	0.05	0.00	0.01
	Main Copper Lens	861	866	5	4.4	2.29	1.04	0.60	0.00	0.01
		866	885	19	16.3	0.23	1.59	1.02	0.00	0.01
		885	888	3	2.6	0.07	8.77	3.76	0.00	0.07
		888	896	8	7.5	0.02	1.99	0.81	0.00	0.02
		896	915	19	18.9	0.02	0.47	0.21	0.00	0.01
	West Copper Lens	915	923	8	7.5	0.47	1.65	0.75	0.00	0.01
		923	**955**	**32**	**29.8**	**0.33**	**11.07**	**1.56**	**1.11**	**2.65**
		923	*943*	*20*	*18.6*	*0.30*	*4.65*	*1.45*	*0.01*	*0.05*
		943	*947*	*4*	*3.7*	*0.76*	*1.75*	*3.16*	*0.02*	*0.08*
		947	*951*	*4*	*3.7*	*0.36*	*40.63*	*0.87*	*8.28*	*19.77*
		951	*955*	*4*	*3.7*	*0.05*	*9.73*	*1.23*	*0.54*	*1.73*
		955	958	3	3.0	0.01	0.63	0.10	0.04	0.15
DD14-GC-0011		0	547	547	NA	NS	NS	NS	NS	NS
		547	564	17	16.9	0.00	0.25	0.00	0.00	0.01
DD14-GC-0011A		0	546	546	NA	NS	NS	NS	NS	NS
		546	778	232	231.1	0.01	0.42	0.03	0.02	0.03
DD14-GC-0012		0	521	521	NA	NS	NS	NS	NS	NS
		521	667	146	145.4	0.01	0.31	0.11	0.00	0.01
	West Copper Lens	**667**	**697**	**30**	**20.9**	**0.43**	**2.99**	**1.79**	**0.00**	**0.02**
	Includes	*667*	*681*	*14*	*12.0*	*0.04*	*2.09*	*1.24*	*0.00*	*0.02*
		681	*685*	*4*	*2.7*	*0.69*	*5.13*	*3.78*	*0.00*	*0.02*
		685	*691*	*6*	*4.1*	*0.06*	*3.08*	*1.91*	*0.00*	*0.02*
		691	*692*	*1*	*0.7*	*8.77*	*9.90*	*2.79*	*0.01*	*0.02*
		692	*697*	*5*	*3.4*	*0.07*	*2.29*	*1.40*	*0.00*	*0.01*
		697	752	55	54.8	0.01	0.89	0.12	0.01	0.04
		752	755	3	2.1	0.01	1.97	0.01	0.44	0.89
	Pb-Zn Lens	**755**	**758**	**3**	**2.1**	**0.22**	**17.97**	**0.24**	**3.12**	**7.81**
		758	768	10	8.2	0.01	2.36	0.02	0.41	0.75

Drill Hole ID No.	Anjea Mineralized zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
DD14-GC-0014		0	576	576	NA	NS	NS	NS	NS	NS
		576	718	142	141.5	0.01	0.27	0.01	0.01	0.03
		718	727	9	9.0	0.05	0.79	0.42	0.00	0.01
	Main Copper Lens	**727**	**748**	**21**	**15.6**	**0.14**	**2.19**	**1.31**	**0.00**	**0.02**
		748	763	15	13.1	0.10	1.20	0.37	0.00	0.02
	West Copper Lens	**763**	**776**	**13**	**10.1**	**1.25**	**23.31**	**6.30**	**0.01**	**0.17**
	Includes	*763*	*765*	*2*	*1.5*	*0.62*	*15.15*	*3.09*	*0.00*	*0.09*
		765	*769*	*4*	*3.1*	*1.46*	*30.38*	*8.12*	*0.00*	*0.23*
		769	*771*	*2*	*1.6*	*0.72*	*19.30*	*5.30*	*0.00*	*0.14*
		771	*773*	*2*	*1.6*	*2.01*	*30.90*	*8.86*	*0.01*	*0.24*
		773	*776*	*3*	*2.4*	*1.24*	*16.93*	*4.98*	*0.01*	*0.14*
		776	804	28	27.9	0.03	0.61	0.09	0.04	0.09
	Pb-Zn Lens	804	807	3	2.6	0.05	10.40	0.26	1.53	4.48
		807	813	6	4.7	0.06	4.77	0.36	0.05	0.05
		813	816	3	2.4	0.04	10.70	0.42	1.72	9.99
		816	819	3	2.4	0.02	3.93	0.02	0.84	1.70
		819	821	2	2.0	0.02	0.63	0.02	0.07	0.15
DD14-GC-0014A		0	565	565	NA	NS	NS	NS	NS	NS
		565	888	323	321.8	0.01	0.28	0.01	0.00	0.01
		888	889	1	0.6	0.02	16.80	0.03	1.49	3.66
		889	897	8	8.0	0.01	0.58	0.00	0.05	0.10
		897	899	2	2.0	0.01	2.75	0.00	0.54	1.04
		899	912	13	13.0	0.01	0.35	0.00	0.05	0.11
DD14-GC-0015		0	41	41	NA	NS	NS	NS	NS	NS
		41	484	443	441.3	0.01	0.29	0.03	0.01	0.02
		484	487	3	3.0	0.04	4.63	0.00	1.37	2.18
		487	533	46	45.8	0.04	0.59	0.01	0.02	0.06
	Main Copper Lens	**533**	**537**	**4**	**2.9**	**0.02**	**7.53**	**1.26**	**0.10**	**0.39**
		537	574	37	36.9	0.06	1.05	0.09	0.03	0.06
	West Copper Lens	574	575	1	0.7	0.14	21.50	0.07	3.85	3.50
		575	589	14	13.9	0.01	0.29	0.00	0.01	0.02
	Pb-Zn Lode	**589**	**600**	**11**	**9.0**	**0.26**	**48.22**	**0.23**	**8.10**	**15.37**
	Includes	*589*	*592*	*3*	*2.4*	*0.08*	*11.47*	*0.38*	*2.23*	*3.70*
		592	*594*	*2*	*1.6*	*0.31*	*24.20*	*0.33*	*5.24*	*10.35*
		594	*598*	*4*	*3.3*	*0.48*	*40.65*	*0.17*	*10.21*	*20.91*
		598	*600*	*2*	*1.7*	*0.05*	*142.50*	*0.04*	*15.55*	*26.80*
		600	608	8	8.0	0.01	1.01	0.00	0.11	0.14

Drill Hole ID No.	Anjea Mineralized zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
DD14-GC-0016		0	266	266	NA	NS	NS	NS	NS	NS
		266	664	398	396.2	0.01	0.30	0.02	0.01	0.03
	Pb-Zn Lens	664	667	3	2.1	0.01	2.10	0.00	0.60	1.45
		667	826	159	158.4	0.01	0.28	0.00	0.01	0.02
DD15-GC-0017		0	404	404	NA	NS	NS	NS	NS	NS
		404	620	216	215.2	0.01	0.39	0.01	0.04	0.07
		620	622	2	1.7	0.19	20.65	0.52	0.46	0.70
	West Copper Lens	**622**	**636**	**14**	**9.2**	**1.08**	**47.26**	**6.11**	**0.11**	**0.17**
	Includes	*622*	*629*	*7*	*4.6*	*1.27*	*41.17*	*8.36*	*0.04*	*0.18*
		629	*634*	*5*	*3.3*	*0.65*	*19.66*	*2.77*	*0.01*	*0.09*
		634	*636*	*2*	*1.3*	*1.46*	*137.60*	*6.60*	*0.56*	*0.34*
		636	639	3	2.6	0.07	22.17	0.50	0.22	0.73
		639	680	41	40.8	0.01	0.45	0.02	0.02	0.05
		680	693	13	13.0	0.12	4.58	0.76	0.02	0.10
	Pb-Zn Lens	693	697	4	2.7	0.47	7.53	0.41	0.05	0.53
		697	700	3.3	2.2	0.57	44.33	1.59	0.82	3.95
		700	717	17	16.4	0.01	0.90	0.01	0.11	0.47
DD15-GC-0018		0	218	218	NA	NS	NS	NS	NS	NS
		218	252	34	33.9	0.01	0.30	0.00	0.00	0.01
	Pb-Zn Lens	**252**	**256**	**4**	**1.3**	**0.04**	**123.75**	**0.03**	**6.34**	**10.73**
		256	311	55	54.8	0.01	0.97	0.00	0.11	0.21
	West Copper Lens	**311**	**320**	**9**	**4.4**	**0.05**	**40.19**	**0.64**	**4.99**	**7.06**
	Includes	*311*	*314*	*3*	*1.8*	*0.05*	*64.70*	*0.50*	*9.46*	*11.20*
		314	*317*	*3*	*1.3*	*0.01*	*4.90*	*0.03*	*0.45*	*0.63*
		317	*320*	*3*	*1.3*	*0.08*	*50.97*	*1.39*	*5.06*	*9.34*
		320	347	27	26.9	0.01	0.68	0.01	0.06	0.08
	Main Copper Lens	347	348	1	0.4	0.01	8.10	0.01	4.65	3.07
		348	351	3	1.3	0.01	4.07	0.15	0.05	0.04
		351	**359**	**8**	**3.4**	**0.12**	**27.09**	**3.57**	**0.86**	**1.44**
	Includes	*351*	*354*	*3*	*1.3*	*0.03*	*46.97*	*3.42*	*2.18*	*3.62*
		354	*355*	*1*	*0.4*	*0.07*	*34.90*	*9.44*	*0.14*	*0.22*
		355	*359*	*4*	*1.7*	*0.21*	*10.23*	*2.22*	*0.05*	*0.10*
		359	388	29	28.9	0.01	0.42	0.03	0.02	0.04
	East Copper Lens	**388**	**396**	**8**	**3.5**	**0.53**	**43.21**	**0.29**	**4.02**	**7.20**
	Includes	*388*	*390*	*2*	*0.9*	*0.02*	*15.00*	*0.05*	*1.40*	*2.82*
		390	*391*	*1*	*0.4*	*0.98*	*98.70*	*0.26*	*9.19*	*16.90*
		391	*392*	*1*	*0.4*	*3.06*	*45.40*	*0.44*	*3.18*	*6.19*
		392	*396*	*4*	*1.8*	*0.05*	*42.90*	*0.38*	*4.25*	*7.22*
		396	509	113	112.6	0.01	0.43	0.02	0.01	0.02

Drill Hole ID No.	Anjea Mineralized zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
DD15-GC-0019		0	83	83	NA	NS	NS	NS	NS	NS
		83	184	101	100.6	0.01	0.32	0.00	0.01	0.05
		184	185	1	1.0	0.02	13.60	0.04	1.96	3.04
		185	194	9	9.0	0.01	0.31	0.00	0.01	0.03
	Pb-Zn Lens	**194**	**202**	**8**	**4.3**	**0.22**	**125.29**	**0.27**	**17.14**	**22.28**
	Includes	*194*	*195*	*1*	*0.5*	*0.32*	*69.30*	*0.12*	*6.15*	*7.75*
		195	*201*	*6*	*3.2*	*0.23*	*142.17*	*0.34*	*19.85*	*26.73*
		201	*202*	*1*	*0.5*	*0.07*	*80.00*	*0.01*	*11.85*	*10.10*
		202	206	4	2.1	0.01	3.53	0.00	0.53	0.91
		206	218	12	12.0	0.01	0.73	0.00	0.11	0.11
	West Copper Lens	**218**	**234**	**16**	**8.5**	**0.04**	**63.94**	**0.56**	**6.29**	**8.75**
	Includes	*218*	*221*	*3*	*1.6*	*0.14*	*89.83*	*0.30*	*8.73*	*12.69*
		221	*224*	*3*	*1.6*	*0.04*	*73.77*	*0.99*	*0.92*	*1.15*
		224	*226*	*2*	*1.1*	*0.02*	*32.45*	*0.42*	*4.46*	*9.16*
		226	*228*	*2*	*1.1*	*0.01*	*27.10*	*0.34*	*1.11*	*2.52*
		228	*234*	*6*	*3.2*	*0.01*	*68.87*	*0.60*	*10.10*	*12.51*
		234	236	2	1.1	0.04	23.95	1.04	0.27	0.27
		236	316	80	79.7	0.02	0.50	0.03	0.03	0.06
		316	318	2	1.1	0.02	8.40	0.22	1.80	3.57
		318	322	4	4.0	0.01	0.31	0.01	0.02	0.03
DD15-GC-0020		0	12	12	3.1	0.21	3.70	0.76	0.07	0.24
		12	367	355	261.5	0.01	0.32	0.01	0.01	0.01
		367	368	1	0.4	0.03	9.50	0.02	1.44	0.43
		368	411	43	22.9	0.01	0.44	0.01	0.07	0.10
		411	412	1	0.4	0.01	2.10	0.01	0.54	1.39
		412	531	119	118.5	0.01	0.35	0.00	0.02	0.03
DD15-GC-0021		0	50	50	NA	NS	NS	NS	NS	NS
		50	189	139	138.5	0.01	0.48	0.01	0.02	0.06
DD15-GC-0022		0	43	43	NA	NS	NS	NS	NS	NS
		43	201	158	151.4	0.01	0.35	0.02	0.01	0.04
DD15DP0008	**Dapville Prospect**	0	41	41	NA	NS	NS	NS	NS	NS
		41	417	376	101.6	0.01	0.26	0.00	0.00	0.01
		417	427	10	5.0	0.02	34.33	1.27	5.99	10.46
		427	474	47	9.0	0.01	0.31	0.02	0.03	0.05

New Gold Inc. - Peak Gold Mines Operation
New South Wales, Australia

DRILL HOLE LOCATION COORDINATES

Deposit - Zone	Drill Hole ID Number	UTM_North[1] (m)	UTM_East[1] (m)	Elevation[2] (masl)	Total Depth (m)	Azimuth[3] (degrees)	Inclination[4] (degrees)
Perseverance - Chronos	UD15- PV- 1451	6506431	393719	-559	233	87	-6
Perseverance - Chronos	UD15- PV- 1452A	6506431	393719	-559	300	93	-46
Perseverance - Chronos	UD15- PV- 1453	6506431	393719	-559	264	91	-39
Perseverance - Chronos	UD15- PV- 1454	6506431	393718	-559	258	90	-34
Perseverance - Chronos	UD15- PV- 1455	6506431	393719	-559	242	90	-13
Perseverance - Chronos	UD15- PV- 1456	6506431	393719	-559	243	90	-18
Perseverance - Chronos	UD15- PV- 1457	6506431	393719	-559	215	90	-12
Perseverance - Chronos	UD15- PV- 1458	6506431	393719	-559	205	88	7
Perseverance - Chronos	UD15- PV- 1460	6506431	393718	-560	300	97	-44
Perseverance - Chronos	UD15- PV- 1461	6506431	393718	-559	270	93	-38
Perseverance - Chronos	UD15- PV- 1462	6506431	393719	-559	234	92	-20
Perseverance - Chronos	UD15- PV- 1468	6506431	393718	-559	252	100	-38
Perseverance - Chronos	UD15- PV- 1467	6506431	393718	-559	318	116	-46
Perseverance - Chronos	UD15- PV- 1469	6506431	393718	-559	234	101	-33
Perseverance - Chronos	UD15- PV- 1470	6506431	393718	-559	237	100	-26
Perseverance - Chronos	UD15- PV- 1471	6506431	393718	-559	225	100	-18
Perseverance - Chronos	UD15- PV- 1475	6506452	393735	-560	255	87	-42
Perseverance - Chronos	UD15- PV- 1476	6506452	393735	-560	224	88	-34
Perseverance - Chronos	UD15- PV- 1477	6506452	393735	-559	203	87	-25
Perseverance - Chronos	UD15- PV- 1483	6506452	393735	-559	215	89	-14
Perseverance - Chronos	UD15- PV- 1484	6506451	393735	-560	276	96	-45
Perseverance - Chronos	UD15- PV- 1485	6506452	393735	-560	245	90	-37
Perseverance - Chronos	UD15- PV- 1486	6506452	393735	-559	209	89	-21
Perseverance - Chronos	UD15- PV- 1487	6506452	393735	-559	252	84	-21
Perseverance - Chronos	UD15- PV- 1488	6506452	393735	-560	218	95	-25
Perseverance - Chronos	UD15- PV- 1493	6506452	393735	-559	221	91	-30
Perseverance - Chronos	UD15- PV- 1494	6506451	393735	-560	378	98	-48
Perseverance - Chronos	UD15- PV- 1496	6506452	393735	-560	239	92	-32
Perseverance - Chronos	UD15- PV- 1497	6506431	393719	-558	236	85	16
Perseverance - Chronos	UD15- PV- 1498	6506431	393719	-557	234	90	30
Perseverance - Chronos	UD15- PV- 1499	6506431	393719	-557	341	90	60
Perseverance - Chronos	UD15- PV- 1500	6506452	393735	-560	206	109	-5
Perseverance - Chronos	UD15- PV- 1508	6506452	393735	-560	234	92	-27
Perseverance - Chronos	UD15- PV- 1509	6506452	393735	-560	231	97	-30
Perseverance - Chronos	UD15- PV- 1510	6506452	393735	-560	231	101	-29
Perseverance - Chronos	UD15- PV- 1512	6506543	393874	-651	48	95	-23
Perseverance - Chronos	UD15- PV- 1513	6506539	393871	-648	50	78	33
Perseverance - Chronos	UD15- PV- 1514	6506536	393869	-650	66	111	-3
Perseverance - Chronos	UD15- PV- 1515	6506536	393869	-650	89	119	-2
Perseverance - Chronos	UD15- PV- 1516	6506536	393869	-650	95	136	-1

DRILL HOLE LOCATION COORDINATES

Deposit - Zone	Drill Hole ID Number	UTM_North[1] (m)	UTM_East[1] (m)	Elevation[2] (masl)	Total Depth (m)	Azimuth[3] (degrees)	Inclination[4] (degrees)
Great Cobar - Anjea	DD13- GC- 9	6514203	390505	236	900	257	-78
Great Cobar - Anjea	DD13- GC- 10	6514203	390506	236	1072	257	-84
Great Cobar - Anjea	DD13- GC- 10A	6514203	390506	236	1162	257	-84
Great Cobar - Anjea	DD13- GC- 10B	6514203	390506	236	982	257	-84
Great Cobar - Anjea	DD13- GC- 10C	6514203	390506	236	1090	257	-84
Great Cobar - Anjea	DD14- GC- 11	6513912	390494	236	577	255	-78
Great Cobar - Anjea	DD14- GC- 11A	6513912	390494	236	790	255	-78
Great Cobar - Anjea	DD14- GC- 12	6514203	390505	236	819	250	-65
Great Cobar - Anjea	DD14- GC- 13	6513910	390498	236	220	300	-68
Great Cobar - Anjea	DD14- GC- 14	6513910	390500	236	871	300	-75
Great Cobar - Anjea	DD14- GC- 14A	6513910	390500	236	994	300	-75
Great Cobar - Anjea	DD14- GC- 15	6513912	390501	236	654	285	-60
Great Cobar - Anjea	DD14- GC- 16	6513907	390497	236	850	279	-75
Great Cobar - Anjea	DD15- GC- 17	6513912	390508	235	781	295	-66
Great Cobar - Anjea	DD15- GC- 18	6513887	390046	244	517	65	-68
Great Cobar - Anjea	DD15- GC- 19	6513888	390048	244	343	63	-55
Great Cobar - Anjea	DD15- GC- 20	6514011	390005	252	531	65	-70
Great Cobar - Anjea	DD15- GC- 21	6513909	390100	240	203	65	-50
Great Cobar - Anjea	DD15- GC- 22	6513909	390103	244	229	105	-51
Dapville Prospect	DD15- DP- 8	6512996	390641	247	478	270	-65

NOTES:

1) UTM coordinates referenced to MGA94, zone 55
2) Elevation reported in meters relative to mean average sea level
3) Azimuth reported relative to True North
4) Drill hole inclination reported relative to horizontal


newgold
Peak Gold Mines Operation
New South Wales, Australia
Peak Mine Corridor
Mines and prospective targets
Great Cobar Mine (historic)
Anjea Target
Peak Mine Lease CML 6
Dapville
New Cobar Mine
Chesney Mine
Gladstone
Burrabungie
Young Australian
Peak Mine Corridor
New Occidental Mine
Peak Mine Lease CML 8
N
Peak Mine
Chronos Target
Perseverance Mine
Chronos
1 kilometre
6,514,000 mN
6,513,000 mN
6,512,000 mN
6,511,000 mN
6,510,000 mN
6,509,000 mN
6,508,000 mN
6,507,000 mN
6,506,000 mN
389,000 mE
390,000 mE
391,000 mE
392,000 mE
393,000 mE
394,000 mE
395,000 mE

Peak Mine Corridor Longitudinal Section


Mine Corridor Prospects
Young Australian
Mt Pleasant
Burrabungie
Gladstone
Dapville
Great Cobar Mine (historic)
Chronos Zone
Peak Mill
Peak Mine
Perseverance Mine
New Occidental Mine (Inactive)
Chesney Mine
New Cobar Mine
Anjea Zone
9 kilometres

New Gold Inc. - Peak Gold Mines Operation
New South Wales, Australia

Perseverance - Chronos Zone
Drill Hole plan map
(projected to surface)



Chronos

Operation: Peak Gold Mine	
Date: 30/10/2015	
Drafter: Lize Stander	
Scale: 1:2,000	
Projection: Map Grid of Australia (MGA) Zone 55	

newgold Peak Gold Mines Pty. Ltd.

2015 Drill program
- ● Collar
- —— Drill trace
- ◇ Intercept
- ▊ Zinc grade shell 1 percent cut-off
- Historic workings
- ▭ Underground development

Peak Mines: Perseverance - Chronos Zone Longitudinal Section
2015 Drilling Intercepts



New Gold Inc. - Peak Gold Mines Operation
New South Wales, Australia

Great Cobar - Anjea Zone
Drill hole plan map
(projected to surface)



Great Cobar - Anjea Zone

Operation: Peak Gold Mine

Date: 30/10/2015

Drafter: Lize Stander

Scale: 1:4,000

Projection: Map Grid of Australia (MGA) Zone 55

newgold Peak Gold Mines Pty. Ltd.

2013 - 2015 Drill program

- Collar
- Drill trace
- Intercept
- Copper grade shell 1 percent cut-off
- Zinc grade shell 1 percent cut-off
- Historic underground workings *(projected to surface)*

Great Cobar Historical mine area

Anjea Zone

6,514,700 mN
6,514,600 mN
6,514,500 mN
6,514,400 mN
6,514,300 mN
6,514,200 mN
6,514,100 mN
6,514,000 mN
6,513,900 mN
6,513,800 mN

389,900 mE
390,000 mE
390,100 mE
390,200 mE
390,300 mE
390,400 mE
390,500 mE
390,600 mE

Peak Mines: Great Cobar - Anjea Zone Longitudinal Section
2013 - 2015 Drilling Intercepts

